Exhibit 23.1



    TORONTO, Sep 11, 2003 /PRNewswire-FirstCall via COMTEX/ --

Mr. Reno J. Calabrigo, President of Magnum d'Or Resources Inc. (Magnum), a junior resource exploration development company is pleased to announce the appointment of Mr. John K. Yee as Chairman of the Board. Mr. John K. Yee brings extensive financial and corporate management to the existing structure of the Company.

Mr. John K. Yee has 15 years experience in the golf and hospitality industries in the United States and Canada. As an independent land developer, Mr. Yee has a multi-national background in consulting agreements, joint ventures, and acquisitions in the United States, Canada, and more specifically in the Far East. 'The latter experiences', Mr. Calabrigo stated, 'are particularly important to Magnum as we look to acquire additional assets in the Company'. Moreover, in 1994, Mr. Yee was appointed Director of Goldrush Casino and Mining Corporation ('Goldrush'), a Vancouver Stock Exchange listed company. He then became President and Director of Goldrush during 1995 and 1996 to oversee the business plan of that company.

Magnum d'Or expects to make further announcements in the coming days.

A number of statements contained in this press release are forward- looking statements that are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involved a number of risks and uncertainties including but not limited to, competitive market conditions, successful integration of acquisitions, and the ability to secure additional sources of financing. The actual results that Magnum may achieve could differ materially from any forward-looking statements due to such risks and uncertainties.

MAGNUM d'Or RESOURCES INC. www.magnumexploration.com

SOURCE Magnum d'Or Resources Inc.

     Reno J. Calabrigo, President, Telephone: (416) 200.1958, Email: info@magnumexploration.com (MAGR)